Exhibit 99.2

TAOMEE HOLDINGS LIMITED
(Incorporated in the Cayman Islands with Limited Liability)
(NYSE Ticker: TAOM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on August 15, 2014

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Taomee Holdings Limited (the “Company”) will be held at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China on August 15, 2014 at 11:00 a.m. (Beijing Time) for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.              That Mr. Benson Haibing Wang be re-elected as a Class C Director of the Company;

2.              That Mr. Jason Liqing Zeng be re-elected as a Class C Director of the Company;

3.              That Mr. JP Gan be re-elected as a Class C Director of the Company;

4.              That Deloitte Touche Tohmatsu be appointed as the independent auditor of the Company for the fiscal year ending December 31, 2014; and

5.              That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on July 14, 2014 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.taomee.com, or by writing to ir@taomee.com to request a physical or electronic copy.

By Order of the Board of Directors,

Taomee Holdings Limited

/s/ Jason Liqing Zeng
Jason Liqing Zeng
Chairman

Shanghai, PRC

July 2, 2014

Executive Office:	Registered Office:
16/F, Building No. A-2	c/o Maples Corporate Services Limited
No. 1528 Gumei Road,	PO Box 309, Ugland House
Xuhui District	Grand Cayman, KY1-1104
Shanghai 200233	Cayman Islands
People’s Republic of China

NOTES

1                                         Votes may be given either personally or by proxy.  A shareholder may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting.

2                                         Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China, or send copies of the foregoing by email to irisli@taomee.com, in each case marked for the attention of Iris Li, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.  An instrument of proxy that is not deposited in the manner permitted shall be invalid.

3                                         The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.  A proxy need not be a member of the Company.

4                                         In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members of the Company.

5                                         Any corporation or other non-natural person which is a shareholder may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6                                         If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised.  A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of shares specified in such authorisation.

7                                         A person may participate at the AGM by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in the AGM in this manner is treated as presence in person at that meeting.  The dial-in information of the AGM is as follows:

The dial-in information of the AGM is as follows:

Passcode: 104424

Dial-in numbers:

	Toll Numbers	Toll Free Number	Cell Phone
China (Netcome)		10.800.711.0805	400.120.1562
China (Telecom)		10.800.110.0743
Hong Kong	+852.3071.3087	800.90.0941
United States	+1.636.651.3191	+1.877.205.3155